SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS summoned the Shareholders to the Ordinary and Extraordinary General Meetings held on April 3, 2006, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, nº 65, 1st floor, in the City of Rio de Janeiro (RJ), which deliberated upon and approved the following agenda items:

ORDINARY GENERAL MEETING

I. Management Report and Financial Statements with Fiscal Council’s Opinion for the fiscal year 2005;

II. Capital Expenditure Budget for fiscal year 2006, as follows in R$:

Direct investments	21.186.427.828
Project Finance	2.126.423.970
Capital increases in subsidiaries and other companies	2.891.224.114

2006 capital expenditures budget	26.204.075.912

Direct investments	17.986.427.828
Capital increases	2.891.224.114

Own resources	20.877.651.942

Direct investments	3.200.000.000
Project finance	2.126.423.970

Third party resources	5.326.423.970

Out of total direct investments, 66% will be used in the Oil and Natural Gas Supply Program, 14% for Oil Refining, 5% for Oil and Oil Products’ Pipeline Transportation, 3% for “Brasil Gás” Program, 4% for Research and Technological Development and 8% for other budget-related programs..

III. Distribution of results for the fiscal year 2005 as follows:

(R$ thousand) 2005
Destination Net profits of fiscal year	23.450.082
( - ) Legal reserve	(1.172.504)
( + ) Reversions	8.974

(=) Adjusted net profits	22.286.552

Suggested Dividend –31,50% R$ 1,15/share
(29,88% in 2005, R$ 1,15/share)	7.017.842

Interests on own capital	5.482.689
Dividend	1.535.153

Profits retention reserve	15.104.229
Statutory reserve	164.481

IV. Election of the following as Members of the Board of Directors

BOARD OF DIRECTORS

Representing the Majority Shareholders

Ms. DILMA VANA ROUSSEFF

Mr. SILAS RONDEAU CAVALCANTI SILVA

Mr. GUIDO MANTEGA

Mr. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Mr. GLEUBER VIEIRA

Mr. ARTHUR ANTONIO SENDAS

Mr. ROGER AGNELLI

Representing the Minority Ordinary Shareholders

Mr. FABIO COLLETTI BARBOSA

Representing the Preferred Shareholders

Mr. JORGE GERDAU JOHANNPETER

V. Election of the Ms. DILMA VANA ROUSSEFF as Chairwoman of the Board of Directors as per art. 18 of the Company’s Bylaws;

VI. Election of the following as Members of the Fiscal Council and their respective substitutes:

FISCAL COUNCIL

Representing the Majority Shareholders

Mr. MARCUS PEREIRA AUCÉLIO as Member and Mr. EDUARDO COUTINHO GUERRA as deputy.

Mr. TÚLIO LUIZ ZAMIM as Member and Mr. MARCELO CRUZ as deputy.

Ms. ERENICE ALVES GUERRA as Member and Mr. EDSON FREITAS DE OLIVEIRA as deputy.

Representing the Minority Ordinary Shareholders

Representing the Preferred Shareholders

VI. Establishing the global remuneration of the administrators and the effective members of the audit committee at R$ 7.080.000,00 (seven million and eighty thousand Reais), in the period understood between April 2006 and March 2007, iclusive, in the case of the Executive Board, of monthly honorary fees, vacation gratuity, Christmas bonus (13º wage) as well as their participation in the profits pursuant to Articles 41 and 56 of the Company’s Bylaws.

EXTRAORDINARY GENERAL MEETING

Increase in the Capital Stock through the incorporation of part of the revenue reserves constituted in previous fiscal years amounting to R$ 15.013 million and revenue reserves monetary correction amounting to R$ 339 million increasing the capital stock from R$ 32,896 million to R$ 48.248 million without any change to the number of issued shares pursuant to Article 40, Item III, of the Company's Bylaws.

Rio de Janeiro, April 3, 2006.

José Sergio Gabrielli de Azevedo
President of Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 04, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.